Exhibit 99.1

GOLAR LNG PARTNERS ANNOUNCES CLOSING OF EQUITY OFFERING AND PRIVATE PLACEMENT TO GOLAR LNG LIMITED

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today that its previously announced public offering of 4,300,000 common units representing limited partner interests (the “Offering”) has closed.  Golar GP LLC, the Partnership’s general partner, contributed approximately $3.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership.  The Partnership also announced today that it has closed a private placement of 1,524,590 common units to Golar LNG Limited (“Golar LNG”) at a price of $30.50 per common unit, the same price paid by the underwriter in the Offering.

The Partnership expects to use the net proceeds from the Offering, the concurrent private placement and the general partner’s contribution to maintain its 2% general partner interest to fund the cash portion of the purchase price for the previously announced acquisition of the LNG carrier, the Golar Grand (the “Golar Grand Acquisition”) from Golar LNG, as well as for general partnership purposes.  If the Golar Grand Acquisition does not close, the Partnership will use such net proceeds for general partnership purposes.

Morgan Stanley acted as the sole bookrunner in connection with the Offering.

Copies of the prospectus supplement and accompanying base prospectus related to the Offering may be obtained from the offices of Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: 866-718-1649.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units were offered and sold in the Offering pursuant to an effective registration statement on Form F-3 previously filed with the United States Securities and Exchange Commission (the “SEC”). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

FORWARD LOOKING STATEMENTS

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include the Partnership’s expectation regarding the closing of the Golar Grand Acquisition, involve risks and uncertainties that could cause the outcome to be materially different. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include the factors listed from time to time in the reports and other documents the Partnership files with the SEC.

Hamilton, Bermuda

November 7, 2012

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 824 5530/+ 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900